

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2020

Joey Bose
President
Cytonics Corporation
658 West Indiantown Road, Suite 214
Jupiter, Florida 33458

> **Re: Cytonics Corporation**
> **Offering Statement on Form 1-A**
> **Filed April 17, 2020**
> **File No. 024-11196**

Dear Mr. Bose:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Capitalization Table, page 30

1. We note that cash and cash equivalents does not agree with the financial statements, and based on the amount reported as total capitalization, it appears that you should include your convertible notes in the table. Please advise or revise accordingly.

Description of Business, page 42

2. Statements indicating safety and efficacy are not appropriate for product candidates in preclinical or clinical trials. Safety and efficacy determinations are solely within the authority of the applicable regulators and are continually assessed through all phases of clinical trials. Please revise your document to remove all statements that indicate or imply that your product candidates are safe or effective, including preliminary indications of safety or efficacy. As examples only, we note your discussion on page 5 that testing on animal models have demonstrated "a high degree of safety and efficacy of our

recombinant A2M product," on page 47 that "A2M is effective in inhibiting the proteases implicated," on page 48 that "A2M is effective at inhibiting OA progression," and on page 50 that "these studies conclusively demonstrate that A2M and autologous APIC are effective therapies to treat OA."

3.   With respect to your licensing and marketing agreements with A2MCyte, Astaria Global and Christie Medical Holdings, please revise to disclose all material terms of these agreements to the extent not already disclosed, including payments made to date under the agreement, upfront payments, milestone payments, royalty obligations, royalty duration, and term and termination provisions.

<u>Management's Discussion and Analysis</u>
<u>Results of Operations</u>
<u>Year Ended December 31, 2019 Compared to Year Ended Dece,ber 31, 2018, page 68</u>

4.   We note the increase in your research and development expenses and that you have multiple products in varying stages of development. Please revise to provide more details of your research and development expenses for each period presented, including but not limited to by product candidate as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Jeanne Bennett at (202) 551-3606 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial -statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Irene Paik at (202) 551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences